Ardagh Metal Packaging S.A.

Audited Annual Accounts for the year ended 31 December 2022

56, rue Charles Martel

L-2134 Luxembourg, Luxembourg R.C.S.: B 251465

Share Capital: EUR 255,975,887.72 as at 31.03.23

Table of Contents

Audited Annual Accounts of Ardagh Metal Packaging S.A.
for the year ended 31 December 2022

Directors and Other Information	2
Audit Report	3
Balance Sheet	6
Profit and Loss Account	8
Notes to the Audited Annual Accounts	10

Directors and Other Information

Directors

Abigail Blunt

Paul Coulson

Yves Elsen

Oliver Graham

The Rt. Hon. The Lord Hammond of Runnymede

Elizabeth Marcellino

Damien O’Brien

John Sheehan

Hermanus Troskie

Edward White

Registered Office

56, rue Charles Martel
L-2134 Luxembourg
Luxembourg

Registre du Commerce et des Sociétés

B 251465

Auditor

PricewaterhouseCoopers, Société coopérative

Réviseur d’Entreprises agréé

2, rue Gerhard Mercator

L-1014 Luxembourg

Audit report

Audit report

To the Shareholders of

Ardagh Metal Packaging S.A. Our opinion

In our opinion, the accompanying annual accounts give a true and fair view of the financial position of

Ardagh Metal Packaging S.A. (the “Company”) as at 31 December 2022, and of the results of its operations for the year then ended in accordance with Luxembourg legal and regulatory requirements relating to the preparation and presentation of the annual accounts.

What we have audited

The Company’s annual accounts comprise:

●	the abridged balance sheet as at 31 December 2022;
●	the abridged profit and loss account for the year then ended; and
●	the notes to the annual accounts, which include a summary of significant accounting policies.

Basis for opinion

We conducted our audit in accordance with the Law of 23 July 2016 on the audit profession (Law of 23 July 2016) and with International Standards on Auditing (ISAs) as adopted for Luxembourg by the “Commission de Surveillance du Secteur Financier” (CSSF). Our responsibilities under the Law of 23 July 2016 and ISAs as adopted for Luxembourg by the CSSF are further described in the “Responsibilities of the “Réviseur d’entreprises agréé” for the audit of the annual accounts” section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are independent of the Company in accordance with the International Code of Ethics for Professional Accountants, including International Independence Standards, issued by the International Ethics Standards Board for Accountants (IESBA Code) as adopted for Luxembourg by the CSSF together with the ethical requirements that are relevant to our audit of the annual accounts. We have fulfilled our other ethical responsibilities under those ethical requirements.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information stated in the annual report but does not include the annual accounts and our audit report thereon.

Our opinion on the annual accounts does not cover the other information and we do not express any form of assurance conclusion thereon.

PricewaterhouseCoopers, Société coopérative, 2 rue Gerhard Mercator, B.P. 1443, L-1014 Luxembourg T : +352 494848 1, F : +352 494848 2900, www.pwc.lu

Cabinet de révision agréé. Expert-comptable (autorisation gouvernementale n°10028256)

R.C.S. Luxembourg B 65 477 - TVA LU25482518

In connection with our audit of the annual accounts, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the annual accounts or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Board of Directors and those charged with governance for the annual accounts

The Board of Directors is responsible for the preparation and fair presentation of the annual accounts in accordance with Luxembourg legal and regulatory requirements relating to the preparation and presentation of the annual accounts, and for such internal control as the Board of Directors determines is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

In preparing the annual accounts, the Board of Directors is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Responsibilities of the “Réviseur d’entreprises agréé” for the audit of the annual accounts

The objectives of our audit are to obtain reasonable assurance about whether the annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an audit report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual accounts.

As part of an audit in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

●	identify and assess the risks of material misstatement of the annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

●	obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control;

●	evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors;

●	conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our audit report to the related disclosures in the annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our audit report. However, future events or conditions may cause the Company to cease to continue as a going concern;

●	evaluate the overall presentation, structure and content of the annual accounts, including the disclosures, and whether the annual accounts represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate to them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

PricewaterhouseCoopers, Société cooperative Represented by

Laurence Demelenne

Luxembourg, 11 April 2023

Annual Accounts Helpdesk :		RCSL Nr. : B251465	Matricule : 2021 2200 442
Tel.	: (+352) 247 88 494		eCDF entry date :
Email	: centralebilans@statec.etat.lu	ABRIDGED BALANCE SHEET
Financial year from 01 01/01/2022 to 02 31/12/2022 (in 03 EUR )

Ardagh Metal Packaging S.A.
56, rue Charles Martel
L-2134 Luxembourg

ASSETS

	Reference(s)		Current year		Previous year
A. Subscribed capital unpaid	1101		101			102
I. Subscribed capital not called	1103		103			104
II. Subscribed capital called but unpaid	1105		105			106

B. Formation expenses	1107		107			108

C. Fixed assets	1109		109	4.804.440.522,00	110	5.130.515.820,00
I. Intangible assets	1111		111		112
II. Tangible assets	1125		125		126
III. Financial assets	1135	3	135	4.804.440.522,00	136	5.130.515.820,00

D. Current assets	1151		151	111.876,00	152	10.087.466,00

I. Stocks	1153		153		154
II. Debtors	1163	4	163	111.259,00	164	10.087.143,00
a) becoming due and payable within one year	1203		203	111.259,00	204	10.087.143,00
b) becoming due and payable after more than one year
	1205		205		206
III. Investments	1189		189		190
IV. Cash at bank and in hand	1197		197	617,00	198	323,00

E. Prepayments	1199		199		200	1.574.974,00

TOTAL (ASSETS)			201	4.804.552.398,00	202	5.142.178.260,00

The notes in the annex form an integral part of the annual accounts

RCSL Nr. : B251465	Matricule : 2021 2200 442

CAPITAL, RESERVES AND LIABILITIES

	Reference(s)		Current year		Previous year
A. Capital and reserves	1301	5	301	4.780.310.025,00	302	5.141.345.469,00
I. Subscribed capital	1303		303	255.976.180,00	304	6.032.831,00
II. Share premium account	1305		305	5.099.966.132,00	306	5.099.699.682,00
III. Revaluation reserve	1307		307		308
IV. Reserves	1309		309	-33.425.557,00	310
V. Profit or loss brought forward	1319		319	35.009.647,00	320
VI. Profit or loss for the financial year	1321		321	-333.317.502,00	322	35.612.956,00
VII. Interim dividends	1323		323	-243.898.875,00	324
VIII. Capital investment subsidies	1325		325		326

B. Provisions	1331		331		332

C. Creditors	1435		435	23.187.519,00	436	241.596,00
a) becoming due and payable within one year	1453	6	453	22.069.436,00	454	241.596,00
b) becoming due and payable after more than one year	1455	7	455	1.118.083,00	456

D. Deferred income	1403	8	403	1.054.854,00	404	591.195,00

TOTAL (CAPITAL, RESERVES AND LIABILITIES)			405	4.804.552.398,00	406	5.142.178.260,00

The notes in the annex form an integral part of the annual accounts

Annual Accounts Helpdesk :		RCSL Nr. : B251465	Matricule : 2021 2200 442
Tel.	: (+352) 247 88 494		eCDF entry date :
Email	: centralebilans@statec.etat.lu	ABRIDGED PROFIT AND LOSS ACCOUNT
Financial year from 01 01/01/2022 to 02 31/12/2022 (in 03 EUR )

Ardagh Metal Packaging S.A.
56, rue Charles Martel
L-2134 Luxembourg

	Reference(s)		Current year		Previous year
1. to 5. Gross profit or loss	1651	9	651	-2.580.975,00	652	-849.017,00
6. Staff costs	1605		605		606
a) Wages and salaries	1607		607		608
b) Social security costs	1609		609		610
i) relating to pensions	1653		653		654
ii) other social security costs	1655		655		656
c) Other staff costs	1613		613		614
7. Value adjustments	1657		657		658
a) in respect of formation expenses and of tangible and intangible fixed assets	1659		659		660
b) in respect of current assets	1661		661		662
8. Other operating expenses	1621	11	621	-5.091.679,00	622	-9.874.389,00

The notes in the annex form an integral part of the annual accounts

RCSL Nr. : B251465	Matricule : 2021 2200 442

	Reference(s)		Current year		Previous year
9.Income from participating interests	1715		715		716	46.329.444,00
a) derived from affiliated undertakings	1717	12	717		718	46.329.444,00
b) other income from participating interests	1719		719		720
10. Income from other investments and loans forming part of the fixed assets	1721		721		722
a) derived from affiliated undertakings	1723		723		724
b) other income not included under a)	1725		725		726
11. Other interest receivable and similar income	1727		727	1.988.294,00	728	6.918,00
a) derived from affiliated undertakings	1729	13	729	1.988.294,00	730	6.918,00
b) other interest and similar income	1731		731		732
12. Share of profit or loss of undertakings accounted for under the equity method	1663		663		664
13. Value adjustments in respect of financial assets and of investments held as current assets	1665		665	-326.075.298,00	666
14. Interest payable and similar expenses	1627		627	-1.503.699,00	628
a) concerning affiliated undertakings	1629	14	629	-1.503.699,00	630
b) other interest and similar expenses	1631		631		632
15. Tax on profit or loss	1635	15	635		636
16. Profit or loss after taxation	1667		667	-333.263.357,00	668	35.612.956,00
17. Other taxes not shown under items 1 to 16	1637		637	-54.145,00	638
18. Profit or loss for the financial year	1669		669	-333.317.502,00	670	35.612.956,00

The notes in the annex form an integral part of the annual accounts

Notes to the Audited Annual Accounts

1.	General information

Ardagh Metal Packaging S.A. (the “Company” or “AMPSA”) is the holding company for the Metal Packaging operations of Ardagh Group S.A. and its consolidated subsidiaries (the “Ardagh Group”). The Company was incorporated in Luxembourg on 20 January 2021. Its registered office is located at 56, rue Charles Martel, L-2134, Luxembourg. The Company's shares trade on the New York Stock Exchange (“NYSE”). The immediate parent company of the Company is Ardagh Group S.A.. ARD Holdings S.A. is the ultimate parent company of the Company and of Ardagh Group S.A., the holding company of the Ardagh Group.

The Company also prepares consolidated financial statements, which are published according to the provisions of Luxembourg law.

On February 22, 2021, Ardagh Group announced its entry into a business combination agreement (the “Business Combination Agreement”), by and among others, Ardagh, Ardagh Metal Packaging, Ardagh MP MergeCo Inc., a wholly- owned subsidiary of the Company (“MergeCo”) and Gores Holdings V Inc. (“Gores Holdings V”), pursuant to which the parties thereto agreed to effect the merger of MergeCo with and into Gores Holdings V, with Gores Holdings V being the surviving corporation as a wholly-owned subsidiary of AMPSA (the “Merger”, and, together with the other transactions contemplated in the Business Combination Agreement, the “Business Combination”) to create an independent, pure-play beverage can company, whose ordinary shares are listed on the NYSE under the ticker symbol “AMBP.”

The Company and its subsidiaries (together, the “Group”) are a leading supplier of metal beverage cans globally, with a particular focus on the Americas and Europe. The Group supplies sustainable and infinitely recyclable metal packaging to a diversified customer base of leading global, regional and national beverage producers. AMPSA operates 24 production facilities in Europe and the Americas, currently employs approximately 6,300 people and recorded revenues of $4.7 billion in 2022.

2.	Summary of significant accounting policies
2.1	Basis of preparation

The annual accounts are prepared in conformity with the Luxembourg legal and regulatory requirements under the historical cost convention. The accounting policies and valuation rules are, apart from those enforced by the amended Law of 19 December 2002, determined, and implemented by the Board of Directors.

The preparation of annual accounts requires the use of certain critical accounting estimates. It also requires the Board of Directors to exercise its judgement in the process of applying the accounting policies. Changes in assumptions may have a significant impact on the annual accounts in the period in which the assumptions changed. The Board of Directors believe that the underlying assumptions are appropriate and that the annual accounts therefore present the financial position and results fairly.

The Company makes estimates and assumptions that affect the reported amounts of assets and liabilities in the next financial year. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations and future events that are believed to be reasonable under the circumstances.

2.2	Significant accounting policies

The main valuation rules applied by the Company are the following:

(a)	Financial assets

Shares in affiliated undertakings, participating interests and securities held as fixed assets are valued at purchase price including the expenses incidental thereto. Loans to affiliated undertakings are valued at nominal value.

In the case of durable depreciation in value according to the opinion of the Board of Directors, value adjustments are made in respect of financial fixed assets, so that they are valued at the lower figure to be attributed to them at the balance sheet date. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

(b)	Debtors

Debtors are valued at their nominal value. They are subject to value adjustments where their recovery is compromised. These value adjustments are not continued if the reasons for which the value adjustments were made have ceased to apply.

(c)	Foreign currency Translation

Transactions expressed in currencies other than Euro are translated into Euro at the exchange rate effective at the time of the transaction.

Financial assets expressed in other currencies than Euro are translated at the exchange rate effective at time of transaction. At the balance sheet date, these assets remain translated at historical exchange rates.

Cash at bank and in hand is translated at the exchange rate effective at the balance sheet date. Exchange losses and gains are recorded in the profit and loss account of the year.

Other assets and liabilities are translated separately respectively at the lower or at the higher of the value converted at the historical exchange rate or the value determined on the basis of the exchange rates effective at the balance sheet date. The unrealised exchange losses are recorded in the profit and loss account. The exchange gains are recorded in the profit and loss account at the moment of their realisation whereas unrealised exchange gains are recognised on the balance sheet as deferred income.

Where there is an economic link between an asset and liability, these are valued in total according to the method described above and the net unrealised losses are recorded in the profit and loss account whereas unrealised exchange gains are not recognised.

(d)	Provision for taxation

Provision for taxation corresponding to the tax liability estimated by the Company for the financial years for which the tax return has not yet been filed are recorded under the caption “Other creditors – tax authorities”.

(e)	Creditors

Creditors are recorded at their reimbursement value. Where the amount repayable on account is greater than the amount received, the difference is shown as an asset and is written off over the period of the debt based on a linear method.

(f)	Share premium account

A share premium account is recorded in the Capital and reserves section of the balance sheet. The share premium account represents the difference between the par value of the shares issued and the issue price.

(g)	Preferred shares

The preferred shares have been classified as equity because there are no contractual obligations on the Company to deliver any cash or another financial asset under the respective terms.

(h)	Dividends

The company issued cash dividends on its shares on a quarterly basis in 2022 – please refer to Note 5 for details. Decisions in relation to dividend are determined by its Board of Directors, however the company intends to continue to pay a regular quarterly dividend of $0.10 per Ordinary Share, which would equate to a full year dividend of $0.40 per Ordinary Share. In addition, each Preferred Share is entitled to an annual dividend amounting to 9% of its nominal value.

(i)	Derivative financial instruments

The Company may enter into derivative financial instruments such as options, swaps, futures or foreign exchange contracts. These derivative financial instruments are initially recorded at cost.

Derivative financial instruments are fair valued based on market/valuation techniques. Unrealised gains are not recorded until they are realised and unrealised losses are recognised in profit & loss account.

3.	Shares in Affiliated Undertakings

Shares in affiliated undertakings	2022	2021
	€’000	€’000
Shares in affiliated undertakings at 1 January 2022 (2021: 20 January)	5,130,516	-
Contributions to Ardagh Metal Packaging Group S.à.r.l.	-	4,911,958
Contributions to Ardagh Packaging Holdings Limited	-	218,558
Impairment of shares in affiliated undertakings	(326,075)	-
Shares in affiliated undertakings at 31 December 2022	4,804,441	5,130,516

The following table provides information relating to our principal operating subsidiaries at 31 December 2022:

Name	Registered Office	Ownership %	Last balance sheet date	Net equity (Luxembourg GAAP)	Loss for the year
				’000	’000
				Unaudited	Unaudited
Ardagh Metal Packaging Group S.à.r.l.	56 rue Charles Martel, L-2134 Luxembourg, Luxembourg	100%	31/12/2022	€4,804,659*	(€110,453)*
Ardagh Packaging Holdings Limited	Ardagh House, South Country Business Park, Leopardstown, Dublin 18, Ireland	6.12%	31/12/2022	$669,847*	($911)*

* These relate to the unaudited stand-alone annual accounts of these entities.

2022

Management has assessed the recoverable amounts of the shares in affiliated undertakings against the respective carrying values and concluded that an impairment charge of €326,075,298 (2021: €nil) should be recognised, which is presented in the income statement within “value adjustments in respect of financial assets and of investments held as current assets”. The Company uses the fair value less costs of disposal (“FVLCD”) model for the purposes of its impairment test. In assessing FVLCD, management uses a market approach, which includes, as key assumptions, the valuation multiple which a market participant would apply to projected risk-Adjusted EBITDA and the forecasted full year 2023 Adjusted EBITDA.

2021

In 2021, the Company contributed its investment in Gores Holdings V of €218,557,891 to Ardagh Metal Packaging Holdings S.à.r.l. in exchange for Class B shares of Ardagh Metal Packaging Holdings S.à.r.l..

In 2021, the Company made contributions to Ardagh Metal Packaging Group S.à.r.l. in the form of its investment in Ardagh Metal Packaging Holdings S.à.r.l. of €2,907,155,410, cash of $695,000,000 and receivables totalling €1,419,354,808.

4.	Amounts owed by affiliated undertakings

	2022	2021
	€’000	€’000
- becoming due and payable within one year	111	10,087

5.	Capital and reserves

Subscribed capital	2022	2021
	€’000	€’000
Authorised and subscribed
597,575,322 ordinary shares of €0.01 each	5,976	6,033
56,306,306 preferred shares of €4.44 each	250,000	-
	255,976	6,033

The movements in the subscribed capital were as follows:

	Par Value	No. of Shares	Issued subscribed capital
	€		€’000
As at 1 January 2022	0.01	603,327,326	6,033
Share Capital subscriptions	0.01	16,634	-
Cancellation of ordinary shares (i)	0.01	(5,768,638)	(57)
	-	597,575,322	5,976

Preferred shares issued (ii)	4.44	56,306,306	250,000
As at 31 December 2022	-	653,881,628	255,976

The movements in the reserve accounts are as follows:

	Subscribed capital	Share premium account	Legal reserve	Other reserves	Profit or loss brought forward	Profit or loss for the year	Interim Dividends
	€’000	€’000	€’000	€’000	€’000	€’000	€’000
At 1 January 2022	6,033	5,099,700	—	—	—	35,613	—
Allocation of profit or loss from previous year	—	—	603	—	35,010	(35,613)	—
Shared premium issuance	—	266	—	—	—	—	—
Cancellation of ordinary shares (i)	(57)	—	—	(34,029)	—	—	—
Preferred shares issued (ii)	250,000	—	—	—	—	—	—
Loss for the year	—	—	—	—	—	(333,317)	—
Interim dividends (iii)	—	—	—	—	—	—	(243,899)
At 31 December 2022	255,976	5,099,966	603	(34,029)	35,010	(333,317)	(243,899)

(i) On 8 July 2022, the Company issued 56,306,306 non-convertible, non-voting 9% cumulative preferred shares of nominal value of €4.44 per preferred share to Ardagh Investments Holdings S.à.r.l., a wholly owned subsidiary of Ardagh Group S.A., for €250 million. The preferred shares are perpetual instruments with no fixed term and are only redeemable at the sole discretion of the Company. The preferred shares provide for annual cumulative dividends that may accumulate indefinitely if not declared. Redemption of the preferred shares at par plus unpaid dividends, as well as the payment of dividends on the preferred shares are entirely at the discretion of the Company and have therefore been classified as equity. Transaction costs of $3 million related to the issuance of the preferred shares are included in Profit and Loss account.

(ii) For the year ended 31 December 2022, the Company repurchased and cancelled a total of 5,768,638 ordinary shares (31 December 2021: nil ordinary shares) returning €34 million ($35 million) to shareholders. The AGM approved the cancellation of these shares on 19 May 2022.

(iii) On 26 April 2022, the Board of Directors approved an interim dividend of $0.10 per ordinary share. The interim dividend of €56 million ($60 million) was paid on 28 June 2022 to shareholders of record on 14 June 2022.

On 27 May 2022, the Board of Directors approved an interim dividend of $0.10 per ordinary share. The interim dividend of €57 million ($61 million) was paid on 28 June 2022 to shareholders of record on 14 June 2022.

On 29 September 2022, the Board of Directors approved an interim dividend of $0.10 per ordinary share. The interim dividend of €60 million ($59 million) was paid on 27 October 2022 to shareholders of record on 13 October 2022.

On 25 October 2022, the Board of Directors approved an interim dividend of $0.10 per ordinary share. The interim dividend of €60 million ($60 million) was paid on 28 November 2022 to shareholders of record on 14 November 2022.

On 29 September 2022, the Board of Directors approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €6 million (approximately $6 million) was paid on 27 October 2022.

On 25 October 2022, the Board of Directors approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €5 million (approximately $5 million) was paid on 28 November 2022.

Legal reserve

Under Luxembourg law, the Company is required to allocate a minimum of 5% of its annual net income to a legal reserve, until this reserve equals 10% of the subscribed share capital. This reserve is not available for distribution.

6. Amount owed to affiliated undertakings

	2022	2021
	€’000	€’000
Ardagh Metal Packaging Treasury Limited	22,016	1

2022 reflects an interest-bearing, working capital loan denominated in euro and U.S. dollar with Ardagh Metal Packaging Treasury Limited. Interest is calculated on the basis of a 360-day year and the actual days elapsed. The loan is repayable on demand and carries interest at a variable rate. Please refer to Note 4 for 2021, reflecting an amount due to affiliated undertakings with Ardagh Metal Packaging Treasury Limited.

7. Other creditors

	2022	2021
	€’000	€’000
Other creditors becoming due and payable within one year	1,118	241

8. Deferred income

	2022	2021
	€’000	€’000
Deferred income	1,055	590

This amount represents an unrealised exchange gain on a U.S. dollar loan referenced in Note 6 calculated at the exchange rate effective at the balance sheet date. In accordance with the Foreign Currency accounting policy outlined in 2.2 (c) above, this gain is recognised as deferred income because the gain has not been realised.

9. Other external expenses

	2022	2021
	€’000	€’000
Other external charges	(2,581)	(849)

Other external expenses relate to direct and indirect costs and expenses for the operations of the Company.

10. Staff Costs

This company has no employees.

11. Other operating expenses

	2022	2021
	€’000	€’000
Other operating charges	(5,091)	(9,874)

Other operating expenses primarily relate to transaction related costs, including $3 million for the issuance of the preferred shares. Please refer to Note 5.

12. Income from participating interests

	2022	2021
	€’000	€’000
Ardagh Metal Packaging Group S.à.r.l.	-	46,329

In 2021, income derived from affiliated undertakings relates to dividend income.

13. Other interest receivable and similar income

	2022	2021
	€’000	€’000
- derived from affiliated undertakings	1,988	7

Interest income arising from amounts on deposit with Ardagh Metal Packaging Treasury Limited.

14. Interest payable and similar expenses

	2022	2021
	€’000	€’000
- other interest and similar expenses	(1,504)	—

Interest payable primarily arising from foreign currency translation losses.

15. Value adjustments in respect of financial assets and of investments held as current assets

	2022	2021
	€’000	€’000
Impairment of shares in affiliated undertakings	(326,075)	-

Management has assessed the recoverable amounts of the shares in affiliated undertakings against the respective carrying values and concluded that an impairment charge of €326 million was to be recognised.

16. Other taxes

The Company is subject in Luxembourg to the applicable general tax regulations.

	2022	2021
	€’000	€’000
Tax expense for the financial year	(54)	-

17.	Commitments and contingencies

The Company has guaranteed certain liabilities of a number of its subsidiaries for the year ended 31 December 2022 including guarantees under Section 357 of the Irish Companies Act, 2014, and Section 264 of the German Commercial Code, as listed below. Furthermore, the Company has assumed joined and several liability in accordance with Section 403, Book 2 of the Dutch Civil Code for the liabilities of a number of its Dutch subsidiaries, as listed below.

Section 357 Exemption – Irish Company Law Requirement

The Irish subsidiary undertakings of the Company listed below have availed of an exemption from filing their individual financial statements with the Irish Registrar of Companies as permitted by Section 357 of the Irish Companies Act, 2014 on the basis that they have satisfied the conditions as laid out in Sections 357 (a) to (h) of that Act.

Ardagh Packaging Holdings Limited
Ardagh Metal Packaging Finance plc
Ardagh Metal Packaging Treasury Limited

Section 264 Exemption – German Commercial Code Requirement

The German subsidiary undertakings of the Company listed below, have availed of an exemption from filing their individual financial statements with the German Registrar of Companies as permitted by Section 264 paragraph 3 of the German Commercial Code, on the basis that they have satisfied the conditions as laid out in Section 264 Paragraph 3 Item 1.-5. of that Code.

Ardagh Metal Packaging Holdings Germany GmbH
Ardagh Metal Packaging Germany GmbH
Ardagh Metal Packaging Trading Germany GmbH

Section 403 Exemption – Dutch Civil Code Requirement

The Company has issued a declaration of joint and several liability as referred to in section 403, book 2 of the Dutch Civil Code in respect of a number of its consolidated participations. This provides an exemption for those entities from filing their individual financial statements. The declaration concerns:

Ardagh Metal Packaging Netherlands B.V.
Ardagh Metal Packaging Trading Netherlands B.V.

Earnout Shares

Ardagh Group S.A. has a contingent right to receive up to 60.73 million Earnout Shares from the Company. The Earnout Shares are issuable by the Company to Ardagh Group S.A. subject to attainment of certain stock price hurdles, over a five- year period from the 180th day following the closing of the Merger.

Warrants

All warrants previously exercisable for the purchase of shares in Gores Holdings V were converted into AMPSA warrants exercisable for the purchase of shares in AMPSA at an exercise price of $11.50 over a five-year period after closing of the Merger. There have been no triggering events in relation to the warrants and as a result these have been treated as off- balance sheet items.

18.	Related party transactions

The primary related party transactions of the Company include investments in and loans to and from affiliated entities as well as associated interest. Other transactions include the preferred share issuance and dividends declared and paid. Please refer to preceding notes in this Annual Report.

On 8 July 2022, the Company issued 56,306,306 non-convertible, non-voting 9% cumulative preferred shares of nominal value of €4.44 per preferred share to Ardagh Investments Holdings S.à.r.l., a wholly-owned subsidiary of Ardagh Group S.A., for €250 million. The preferred shares are perpetual instruments with no fixed term and are only redeemable at the sole discretion of the Company.

In 2021, Ardagh Group S.A. and AMPSA entered into a Services Agreement, pursuant to which Ardagh Group S.A., either directly or indirectly through its affiliates, shall provide certain corporate and business-unit services to AMPSA and its subsidiaries, and AMPSA, either directly or indirectly through its affiliates, shall provide certain corporate and business- unit services to AGSA and its affiliates (other than the AMPSA Entities). The services provided pursuant to the Services Agreement include typical corporate functional support areas such as finance, legal, risk, HR procurement, sustainability and IT in order to complement the activities in areas which exist within AMPSA.

19.	Subsequent events

On 21 February 2023, the Board of Directors approved an interim dividend of $0.10 per ordinary share. The interim dividend of €56 million ($60 million) was paid on 28 March 2023 to shareholders of record on 14 March 2023.

On 21 February 2023, the Board of Directors approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €6 million was paid on 28 March 2023.

On 20 March 2023, the Company increased its share capital from EUR 255,975,751.86 to EUR 255,975,887.72 by issuing 13,586 Ordinary Shares.

20.	Approval of annual accounts

The Board of Directors approved these annual accounts on 11 April 2023.